

Mail Stop 3030

March 13, 2017

Via E-mail
Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

> **Re:** **Photronics, Inc.**
> **Form 10-K for the Fiscal Year Ended October 30, 2016**
> **Filed January 6, 2017**
> **File No. 000-15451**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 3

Customers, page 5

1.   We note your disclosure that two customers accounted for 10% or more of your sales during 2015. In future filings, as appropriate, please include the name of any customer that accounts for 10% or more of your sales. Please refer to Regulation S-K Item 101(c)(vii).

Management's Discussion and Analysis . . . , page 19

Net Sales, page 22

2.   We note your disclosure on page 19 that "demand for photomasks primarily depends on design activity rather than sales volumes from products manufactured using photomask

technologies" and that "[c]onsequently, an increase in semiconductor or FPD sales does not necessarily result in a corresponding increase in photomask sales." Please ensure that your future filings discloses known trends or uncertainties in design activity and how those known trends or uncertainties have had a material impact on your net sales for the periods discussed. We also note your disclosure on page 22 that your IC photomask sales decreased in 2016 due to "reduced demand for both [your] high-end and mainstream products" and that FPD sales increased primarily due to "increased high-end demand" for your photomasks. In your future filings, please enhance your disclosure to include a more robust discussion of the known trends or uncertainties that have had or that you reasonably expect will have a material impact on your product sales. As examples only, we note from your December 6, 2016 conference call that customer transitions between nodes appears to have affected your IC sales and customer transitions from LCD to OLED appears to have affected your FPD sales. Refer to Regulation S-K Item 303(a)(3)(ii).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Richelle Burr, Esq.